ENTERTAINMENT ARTS RESEARCH, INC.

19109 W. Catawba Ave., Suite 200

Cornelius, NC 28031

October 27, 2021

Mr. Ruairi Regan

Division of Corporate Finance

Office of Real Estate and Construction

Securities and Exchange Commission

Washington, DC 20549

Re:	Entertainment Arts Research, Inc.
File No. 024-11608
Offering Statement on Form 1-A/A
Filed on October 18, 2021 (the “Filing”)

Dear Mr. Regan:

This letter sets forth the request of Entertainment Arts Research, Inc. (the “Company”) for qualification of its Regulation A Offering.

Kindly be advised that the Company requests that its Regulation A offering be qualified by the Securities and Exchange Commission (the “Commission”) on Friday, October 29, 2021, at 12 pm eastern time, or as soon as practical thereafter.

In connection with this request, the Company hereby confirms and acknowledges that:

1.Should the Commission or its staff, acting pursuant to delegated authority, qualify the Filing, it does not foreclose the Commission from taking any action with respect to the Filing;

2.The action of the Commission or its staff, acting pursuant to delegated authority, in qualifying the Filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Filing;

3.The Company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal security laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our attorney Milan Saha, Esq. at (646) 397-9056 or milansaha.esq@gmail.com

Sincerely,

/s/ Bernard Rubin

Bernard Rubin, CEO